Exhibit 3.1

Restated Certificate of Incorporation

[reflecting amendments through December3, 2003]

FIRST. The name of this corporation shall be:

AURA SYSTEMS, INC.

SECOND. Its registered office in the State of [Delaware] is to be located at 1424 Centre Road, in the City of Wilmington, county of New Castle 19805, and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD. The purpose of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is: Five Hundred Ten Million (510,000,000) shares of the par value of $.005 each, amounting to Two Million Five Hundred Fifty Thousand Dollars ($2,550,000,00), of which Five Hundred Million (500,000,000) shares shall be Common Stock and Ten Million (10,000,000) shares shall be Preferred Stock. The Preferred Stock shall have such designations, powers, preferences, rights, qualifications, limitations and restrictions permitted under the General Corporation Law of the State of Delaware, which the Board of Directors of the corporation may fix by resolution.

FIFTH. The name and mailing address of the incorporator is as follows:

Jane S. Krayer

Corporation Service Company

1013 Centre Road

Wilmington, Delaware, 19805

SIXTH. The Board of Directors all have the power to adopt, amend or repeal the by-laws.

SEVENTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.